Exhibit 99.11

STELLANTIS VOTE

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DESIGNATION (IF ANY)
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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 5:00 p.m., Central European Summer Time, on April 8, 2025.

Online
Go to www.investorvote.com/STLA or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/STLA

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

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▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposal — The Board of Directors recommend a vote FOR Proposals 2.c. - 8.

	For	Against	Abstain
2. Annual Report 2024			
2.c. Remuneration Report 2024 (advisory voting)	☐	☐	☐
2.d. Adoption of the Annual Accounts 2024	☐	☐	☐
2.e. Approval of 2024 dividend	☐	☐	☐
2.f. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2024	☐	☐	☐
3. Appointment of Non-Executive Directors			
3.a. Proposal to appoint Fiona Clare Cicconi as Non-Executive Director	☐	☐	☐
3.b. Proposal to appoint Nicolas Dufourcq as Non-Executive Director	☐	☐	☐
3.c. Proposal to appoint Ann Frances Godbehere as Non-Executive Director	☐	☐	☐
3.d. Proposal to appoint Claudia Parzani as Non-Executive Director	☐	☐	☐
3.e. Proposal to appoint Daniel Ramot as Non-Executive Director	☐	☐	☐
3.f. Proposal to appoint Benoit Ribadeau-Dumas as Non-Executive Director	☐	☐	☐
3.g. Proposal to appoint Alice Davey Schroeder as Non-Executive Director	☐	☐	☐

	For	Against	Abstain
4. Appointment of the auditor and assurance provider			
4.a. Proposal to appoint Deloitte Accountants B.V. as the Company's independent Auditor for the financial year 2025	☐	☐	☐
4.b. Proposal to appoint Deloitte Accountants B.V. as the Company's assurance provider for the financial year 2025	☐	☐	☐
5. Remuneration			
5.a. Proposal to approve the revised Remuneration policy of the Board of Directors	☐	☐	☐
5.b. Proposal to approve the revised Equity Incentive Plan and authorization to the Board of Directors (i) to issue shares or grant rights to subscribe for shares and (ii) to exclude pre-emptive rights in connection with the Equity Incentive Plan	☐	☐	☐
6. Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights			
6.a. Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company's articles of association	☐	☐	☐
6.b. Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company's articles of association	☐	☐	☐

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043YED

Proxy — STELLANTIS NV

ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 15, 2025

The undersigned, revoking all prior proxies, hereby appoints Giorgio Fossati with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of Stellantis N.V. (the "Company") that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Tuesday, April 15, 2025, commencing at 2:00 p.m. Central European Summer Time and any adjournments thereof. The AGM will be held at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF.

ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING.

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

	For	Against	Abstain
7. Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital			
Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company's own share capital in accordance with article 9 of the Company's articles of association	☐	☐	☐
8. Cancellation of shares in the capital of the Company			
Proposal to cancel common shares held by the Company in its own share capital as specified in article 10 of the Company's articles of association	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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C Non-Voting Items

Change of Address — Please print new address below.	**Comments** — Please print your comments below.